SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT ("Amendment"), dated as of February 1, 2018 ("Effective Date"), is by and among Great Lakes Higher Education Corporation, a Wisconsin nonstock, non-profit corporation (the "Seller"), Nelnet Diversified Solutions, LLC, a Nebraska limited liability company (the "Purchaser") and Nelnet, Inc., a Nebraska corporation (the "Purchaser Parent"). Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Agreement.

WHEREAS, the parties have to modify the tail coverage provisions set forth in that certain Stock Purchase Agreement dated October 18, 2017 an amendment thereto.

THEREFORE, the parties wish to amend the Agreement as stated below.

1. Tail Coverage. Section 5.18 is amended to read as follows:

   Prior to the Closing, the Seller shall purchase and pay all related premiums for an extended reporting period endorsement, or tail coverage, under the Company's existing directors and officers liability insurance for coverage of D&O Indemnified Persons who are currently covered thereby for a period of not less than six (6) years and on terms no less advantageous than such existing insurance coverage. Further, the Seller shall purchase and pay all related premiums for an extended reporting period endorsement, or tail coverage, for Company's existing Cyber Liability / Cyber Security insurance, including the Company's Errors and Omissions coverage for a period of not less than six (6) years with a policy limit of Twenty Million Dollars ($20,000,000).

   Further, Purchaser and/or Purchaser Parent agree to secure additional Commercial Crime insurance on terms no less advantageous than its existing insurance coverage and maintain such coverage for a period of six (6) years. Seller shall remit to Purchaser for said Commercial Crime insurance coverage Sixty-One Thousand Dollars ($61,000) representing the additional premium for said Commercial Crime insurance coverage for a period of six (6) years.

IN WITNESS WHEREOF, the Parties, through their authorized representatives, execute this Amendment as of the Effective Date.

Nelnet Diversified Solutions, LLC (Purchaser)	**Nelnet, Inc. (Purchaser Parent)**
By: ______________________	By: ______________________
Name: William J. Munn	Name: William J. Munn
Title: Secretary	Title: Secretary

Great Lakes Higher Education Corporation (Seller)

By: ______________________
Name: Richard George
Title: President and CEO